Exhibit 99.1

GALMED PHARMACEUTICALS LTD.

c/o Meitar Law Offices Abba Hillel Silver Rd.,

Ramat Gan, 5250608

September 20, 2024

Dear Shareholder:

You are cordially invited to attend the Special General Meeting of Shareholders of Galmed Pharmaceuticals Ltd. (the “Company”) to be held at 05:00 p.m., Israel time, on October 14, 2024, at the offices of Meitar | Law Offices, legal counsel to the Company, at 16 Hillel Silver Rd., Ramat Gan, 5250608, Israel (the “Meeting”).

You will be asked at this Meeting to take action on the matters set forth in the attached Notice of the Special General Meeting of Shareholders. The Company’s board of directors is recommending that you vote “FOR” the Proposal on the agenda, as specified in the enclosed Proxy Statement.

A discussion period will be provided at the Meeting for questions and comments of general interest to shareholders.

We look forward to personally greeting those shareholders who are able to be present at the Meeting. If you do plan to attend, we ask that you bring with you some form of personal identification and verification of your status as a shareholder as of the close of trading on September 23, 2024, the record date for the Meeting. However, whether or not you will be with us at the Meeting, it is important that your shares be represented. Accordingly, you are requested to complete, date, sign and mail the enclosed proxy in the envelope provided at your earliest convenience and in any event so as to be received by the Company in a timely manner as set forth in the enclosed Proxy Statement.

Thank you for your cooperation.

Very truly yours,

Allen Baharaff
President and Chief Executive Officer

GALMED PHARMACEUTICALS LTD.

c/o Meitar Law Offices Abba Hillel Silver Rd.,

Ramat Gan, 5250608

PROXY STATEMENT

NOTICE OF SPECIAL GENERAL MEETING OF SHAREHOLDERS

To be held on October 14, 2024

This Proxy Statement is furnished to the holders of ordinary shares, par value of 1.80 New Israeli Shekel per share (the “Ordinary Shares” or “Shares”) of Galmed Pharmaceuticals Ltd. (the “Company”, “Galmed”, “us” or “our”) for use at the Special General Meeting of Shareholders (the “Meeting”) to be held at the offices of Meitar | Law Offices, legal counsel to the Company, at 16 Hillel Silver Rd., Ramat Gan, 5250608, Israel, on October 14, 2024, at 5:00 p.m. (Israel time), and at each postponement or adjournment thereof.

The agenda for the Meeting includes the following matter:

1.	To approve an increase to the Company’s authorized share capital and to amend the Company’s Amended and Restated Articles of Association accordingly.

The Company is not currently aware of any other matters to be presented at the Meeting. If other matters properly come before the Meeting, it is the intention of the persons designated as proxies to vote in accordance with their judgment on such matters.

Record Date; Entitlement to Vote

The record date for determining shareholders entitled to notice of, and to vote at, the Meeting has been established as of the close of trading on the Nasdaq Capital Market on Monday, September 23, 2024 (the “Record Date”).

As of September 20, 2024, the Company had outstanding 1,506,992 Ordinary Shares, each of which is entitled to one vote upon the matters to be presented at the Meeting.

Quorum

Two or more shareholders, present in person, by proxy or by proxy card, and holding shares conferring in the aggregate more than 33.33% of the voting power of the Company on the Record Date, shall constitute a quorum at the Meeting. Should no quorum be present within half an hour from the time set for the Meeting, the Meeting shall be adjourned to October 15, 2024, at the same time and place. No further notice will be given or publicized with respect to such adjourned meeting. If at such adjourned meeting a quorum is not present within half an hour from the time stated for such meeting, any two shareholders present in person, by proxy or by proxy card, shall constitute a quorum, even if they represent in the aggregate shares conferring 33.33% or less of the voting power of the Company on the Record Date.

Joint holders of shares should take note that, pursuant to Article 64 of the Company’s Amended and Restated Articles of Association (the “Articles”), the vote of the senior holder who tenders a vote, in person, by proxy or by proxy card, will be accepted to the exclusion of the vote(s) of the other joint holder(s), and for this purpose seniority will be determined by the order in which the names appear in the Company’s shareholder register.

Required Vote and Voting Procedures

The affirmative vote of holders of a majority of the Ordinary Shares participating and voting at the Meeting, in person, by proxy or by proxy card is required to adopt each of the Proposal to be presented at the Meeting.

To be counted, a duly executed proxy or proxy card must be received by the Company prior to the Meeting. An instrument appointing a proxy or a proxy card shall be in writing in a form approved by the Board of Directors of the Company, or the Board and shall be delivered to the Company at the offices of Meitar | Law Offices, legal counsel to the Company, at 16 Hillel Silver Rd., Ramat Gan, 5250608, Israel Attention: Adv. Elad Ziv, or delivered to Broadridge Financial Solutions, Inc. (“Broadridge”), at 51 Mercedes Way, Edgewood, NY 11717, in an enclosed envelope no later than 11:59 p.m. EDT on October 13, 2024, or no later than 11:59 p.m. EDT on October 14, 2024, if the Meeting was adjourned, or presented to the chairperson of the Meeting at the Meeting. Shares represented by proxies and proxy cards received after the times specified above will not be counted as present at the Meeting and thus will not be voted.

Shareholders may revoke the authority granted by their execution of a proxy or a proxy card at any time before the effective exercise thereof by voting in person at the Meeting or by either written notice of such revocation or later-dated proxy or proxy card, in each case delivered either to the Company or to the Company’s transfer agent at the addresses stated above not less than four (4) hours before the time scheduled for the Meeting or adjourned meeting or presented to the chairperson of the Meeting at the Meeting.

Ordinary Shares represented by executed and unrevoked proxies will be voted in the manner instructed by the executing shareholder, or if no specific instructions are given, will be voted FOR the Proposal set forth in the Notice of Special General Meeting of Shareholders.

If you are a record holder of shares, to vote via the internet, please follow the instructions indicated on the proxy card.

Meeting Agenda

In accordance with the Companies Law and regulations promulgated thereunder, any shareholder of the Company holding at least one percent (1%) of the outstanding voting rights of the Company may submit to the Company a proposed additional agenda item for the Meeting, to Meitar’s Offices, Attention: Elad Ziv Adv. (for Yohai Stenzler, CPA, Chief Accounting Officer), or by facsimile to +972-3-6938447, no later than Friday, September 27, 2024 at 23:59 pm Israel time. To the extent that there are any additional agenda items that the Board determines to add as a result of any such submission, the Company will publish an updated agenda and proxy card with respect to the Meeting, no later than Friday, October 4, 2024, which will be furnished to the U.S. Securities and Exchange Commission (the “SEC”) on Form 6-K, and will be made available to the public on the SEC’s website at http://www.sec.gov.

PROPOSAL 1

APPROVAL OF AN INCREASE TO THE COMPANY’S AUTHORIZED SHARE

CAPITAL AND TO AMEND THE ARTICLES ACCORDINGLY

The Company’s authorized share capital currently consists of 3,000,000 (three million) NIS, divided into 1,666,667 (one million, six hundred and sixty six thousand, six hundred and sixty seven) Ordinary Shares (each of par value NIS 1.80). At the Meeting, shareholders will be asked to approve to increase the Company’s authorized share capital to 90,000,000 (ninety million) NIS, divided into 50,000,000 (fifty million) Ordinary Shares and to approve to amend the Company’s Articles accordingly.

Our Board has determined that it is the best interest of the Company and the shareholders to increase the authorized share capital of the Company, and believes that it is necessary in order to ensure that the Company will be able to raise adequate capital and pursue business opportunities for the Company’s future business needs as they may arise.

If approved at the Meeting, Section 4(a) of the Company’s Articles shall be amended to read as follows (additions are bold and underlined, and deletions are struck through):

“4.	(a)	The authorized share capital of the Company ~~3,000,000 (three million)~~ 90,000,000 (Ninety million) New Israeli Shekels (“NIS”), divided into ~~300,000,000 (three hundred million)~~ 50,000,000 (fifty million) Ordinary Shares of NIS 1.80 NIS each, all ranking pari passu (“Ordinary Shares”).”

No further changes in the Articles shall be made.

Proposed Resolution

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, to approve an increase to the Company’s authorized share capital and to amend the Company’s Amended and Restated Articles of Association accordingly, as detailed in the Proxy Statement dated September 19, 2024.”

The Board recommends that the shareholders vote “FOR” the proposed resolution.

OTHER BUSINESS

Other than as set forth above, management knows of no business to be transacted at the Meeting. If any other matters are properly presented at the Meeting, ordinary shares represented by executed and unrevoked proxies will be voted by the persons named in the enclosed form of proxy upon such matters in accordance with their best judgment.

By Order of the Board of Directors,

Prof. David Sidransky
Lead Independent Director

Tel Aviv, Israel
September 20, 2024